FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 8, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS
Item

1.	Taiwan Stock Exchange filing entitled, “To Announce the Issuance of the Euro Convertible Bonds Due 2015”, dated October 8, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 8, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

October 8, 2010
English Language Summary

Subject: To Announce the Issuance of the Euro Convertible Bonds Due 2015
Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2010/10/08
Content:
1.	Date of occurrence of the event:2010/10/07
2.	Company name: AU optronics Corp. (“Issuer” or “AUO”)
3.	Relationship to the Company (please enter “head office” or “affiliate company”):head office
4.	Reciprocal shareholding ratios: N/A
5.	Cause of occurrence: Pursuant to the letter (Jing-Kuan-Cheng-Shen-Tzu-Di No. 0990026004), issued by the Financial Supervisory Commission:
(1)   Issue Size: US$ 800,000,000;
Issue Price: 100% of principal amount;
Denomination: US$100,000;
Estimated issuing date: 2010/10/13.
(2)   Coupon Rate:0% per annum.
(3)
Redemption at Maturity Date: Unless previously redeemed, converted, or purchased and cancelled, the Euro convertible bonds (the “Bonds”) will be redeemed by the Issuer at the Maturity Date at a price equal to 115.34% of the principal amount (yield-to-maturity of 2.875%, calculated on a semi-annual basis).

The Maturity Date is October 13, 2015, the term of the Bonds is 5 years from the Issuance Date.
(4)   Collateral: None.
(5)   Conversion:
A.
Conversion Securities: The Bonds will be convertible into common shares or the corresponding American Depositary Receipts (“ADRs”) of AUO to be newly issued (“Conversion Rights”). If the Bonds are converted into ADRs, each ADR shall represent 10 common shares of AUO with Citibank, N.A. acting as the Depositary and Citibank

Taiwan Ltd. as the Custodian. Matters relating to the ADRs shall be governed by the Depositary Agreement between AUO and Citibank dated February 29, 2002 and as amended on February 15, 2006,and the Indenture for the Bonds.
B.
Conversion Price: NTD 40.74 per common shares of AU Optronics Corp.. The Conversion Price is set at a premium of 27.5% over the closing price of AUO’s common shares NTD 31.95 per share on October 7, 2010 (The NT dollars to US dollars exchange rate for calculating the Conversion Price is NTD 30.778).

C.	Conversion Period:
Unless previously redeemed, purchased, cancelled or converted, a Bondholder may request the Issuer to convert such Bonds into AUO’s common shares or ADRs at any time beginning 41 days after the Issuance Date and until 10 days prior to the Maturity Date in accordance with applicable rules and regulations and terms of the Indenture, in lieu of cash redemption at maturity.
Unless otherwise specified in the Indenture, the foregoing Conversion Rights cannot be exercised during the following closed periods:
(a)
60 days prior to the date of the Annual General Shareholders’ Meeting, 30 days prior to the date of the Extraordinary General Shareholders’ Meeting, or from the date at least 5 days prior to the record day for determination of shareholders entitled to receive annual dividend, bonus, or other benefits and rights;

(b)
From the date at least 15 business days prior to the record day for any free distribution of shares, cash dividend, or rights to subscribe for new shares in a rights offering until the distribution of such rights, or from the record date for capital reduction until 1 day prior to the resumption of trading of the re-issued shares following the capital reduction; and

(c)	Any other period determined by the ROC laws applicable from time to time.
D.	Conversion Procedure:
To exercise the relevant Conversion Rights attached to the Bonds, the Bondholder thereof must deposit with the Paying & Conversion Agent outside the ROC a notice of conversion to the attention of AUO, together with the Bonds and any other documents or certificates required by ROC laws. Issuer will procure the book entry transfer of AUO’s common shares through Taiwan Depository & Clearing Corporation (“TDCC”) to those Bondholders who exercise their Conversion Rights within five business days after the Conversion Date. If the Bondholders exercising their Conversion Rights are overseas Chinese or foreign persons, have not received the requisite approval under ROC laws, and have not opened a TDCC account, Issuer will deliver the new shares through the TDCC book-entry system until such account opening procedures are complete.
With respect to the aforementioned conversion, the number of common shares or ADRs to be issued upon conversion can be calculated per below:
To calculate the number of common shares or ADRs to be issued, multiply the principal amount of the Bonds to be converted by the pre-determined exchange rate set at the Pricing Date and divided by the Conversion Price in effect on the applicable Conversion Date. Fractions of Issuer’s common shares or ADSs will not be issued upon conversion and Issuer will pay in U.S. dollars a sum equal to such portion of the principal amount of the Bonds deposited for conversion in respect to any such fraction, net of remittance and other processing fees, rounding to one U.S. dollar with 0.5 being rounded upwards.
E.
After the issuance of the Bonds, upon distribution of cash dividend, or the occurrence of any event as specified in the Indenture which will cause the number of outstanding shares of the Issuer to change, including but not limited to the (a) free distribution of shares; (b) stock splits, reclassification, or reverse stock splits; (c) granting shareholders the right to subscribe for new shares at a price below the then prevailing market value as defined in the Indenture (“Market Value”); (d) issuing new shares with respect to employee bonus; (e) cash distribution, by dividend or otherwise; (f) tender or exchange offer of shares by the Issuer or its subsidiaries at more than the Market Value per share; (g) Issuer’s issuance (or private placement) of convertible securities (including exchangeable bonds and bonds with warrants) with convertible (exchangeable or option exercise) price at 95% below Market Value (including issuances by subsidiaries); (h) reduction in common shares outstanding other than for cancellation of treasury shares; and (i) issuance (or private placement) of common shares at offer price below 95% of Market Value (other than as already described in (a), (b) or (c)), the Conversion Price shall be adjusted in accordance with the terms of the Indenture and the adjustments to the Conversion Price shall be rounded to the nearest NTD 0.01.

F.	Early Redemption at the Option of the Issuer
(a)
Issuer may redeem the Bonds in whole or in part, beginning 3 years after the Issuance Date, at a price equal to the Early Redemption Amount, provided that the closing price of AUO’s common shares on the Taiwan Securities Exchange (“TSE”), converted into US dollars at the prevailing rate, for a period of 20 out of 30 consecutive trading days is 130% of the Conversion Price then in effect, converted into US dollars at the pre-determined exchange rate set on the Pricing Date;
(b)
Issuer may redeem the Bonds at a price equal to the Early Redemption Amount in whole but not in part, at any time if at least 90% in principal amount of the Bonds have already been redeemed, converted, or purchased and cancelled; or

(c)
If as a result of changes relating to tax laws in the ROC, Issuer becomes obligated to pay any additional amounts, the Bonds may be redeemed at a price equal to the Early Redemption Amount at any time at the option of the Issuer, in whole but not in part as further described in the Indenture.

“Early Redemption Amount” means, in relation to a Bond, an amount of principal that would result in an annual yield on the Bond purchased at its principal amount of 2.875% per annum through to the redemption date, as the case may be, calculated on a semi-annual basis.
G.
Repurchase of the Bonds at the option of the Bondholders Except for the following events, a Bondholder may not request the Issuer to repurchase all or some of such Bondholder’s Bonds before maturity of the Bonds.

(a)
In the vent that the Issuer’s common shares cease to be listed or admitted to trading on the TSE (which does not include the temporary suspension of trading of Issuer’s common shares on the TSE in accordance with the regulations of the TSE), each Bondholder will have the right at such holder’s option to require the Issuer to redeem all or some of the Bonds held by such holders at the Early Redemption Amount.

(b)
In the event that one or more persons, acting in concert, acquire legal or beneficial ownership of over 50% of Issuer’s capital stock, each Bondholder will have the right at such holder’s option to require the Issuer to redeem all or some of the Bonds held by such holders at the Early Redemption Amount. The term “person” or “persons” does not include Issuer’s directors as of the closing date of the Bonds and does not include Issuer’s majority –owned direct or indirect subsidiaries as of the closing date of the Bonds.

(6)	Place of Issuance and Trading Market: The Bonds will be issued outside Taiwan and will be listed on Singapore Stock Exchange.
(7)	Subscription by Designated Persons? None.
(8)	Capital Usage Plan and Benefits: The net proceeds will be used to buy overseas equipment purchases to increase the capacity.
(9)
Impact to Shareholders: Assuming all the Bonds will be converted into common shares this year, the share dilution will be around 6.41%. It will not be a material adverse effect on the shareholders equity.

6.	Countermeasures: Terms and Conditions and Offering Memorandum for Issuance of the Bonds will be separately uploaded to M.O.P.S..
7.	Any other matters that need to be specified:
Risk Factors and Recent Developments extracted from the Offering Memorandum:
(1)
We expect that our results of operations for the third quarter of 2010 will be significantly and materially lower than the second quarter of 2010 as a result of a significant drop in panel prices which has negatively impacted our gross margin.  Furthermore, our profitability in the third quarter of 2010 has been particularly adversely affected by the drop in panel prices of certain products to below total cost, triggering provisions for inventory revaluation in accordance with ROC GAAP.

(2)
The result of investigation for alleged violations of competition laws by LCD manufacturers, including us, conducted by the Commission of the European Communities Directorate-General for Competition is still pending but is expected to be announced as early as within the next month.